FILED BY ERA GROUP INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: BRISTOW GROUP INC. COMMISSION FILE NO. 001-31617 Era and Bristow to Merge, Forming a Larger, More Diverse and Financially Stronger Global Industry Leader February 25, 2020FILED BY ERA GROUP INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: BRISTOW GROUP INC. COMMISSION FILE NO. 001-31617 Era and Bristow to Merge, Forming a Larger, More Diverse and Financially Stronger Global Industry Leader February 25, 2020

Cautionary Statement Regarding Forward-Looking Statements Bristow and Era caution that statements in this presentation which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements about anticipated or expected revenues, EBITDA run rates, cost savings and synergies, best-in-class operations, opportunities to capture additional benefit from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de- lever and potential shareholder return. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow's and Era's annual and quarterly filings with the Securities and Exchange Commission, including Era's annual report on Form 10-K for the year ended December 31, 2018, and Bristow's annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This presentation reflects the views of Bristow's management and Era's management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement. The anticipated financial results discussed in this presentation are based on Era management's preliminary, unaudited analysis of financial results for the period and year ended December 31, 2019 and st Bristow management’s preliminary, unaudited analysis of financial results for the period and quarter ended December 31, 2019. (Bristow’s fiscal year ends on March 31 .) As of the date of this presentation, neither Era nor Bristow has completed its financial statement reporting process for the period ended December 31, 2019, and neither Era's nor Bristow’s independent registered accounting firm has audited or reviewed the preliminary financial data discussed in this presentation. During the course of Era's and Bristow’s quarter-end closing procedures and review process, Era and Bristow may identify items that would require them to make adjustments, which may be material to the information presented above. As a result, the estimates above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to preliminary operating results. Era expects to report complete fourth quarter and full year 2019 financial results during March 2020. This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era Group Inc. by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow Group Inc. by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com. Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. 1Cautionary Statement Regarding Forward-Looking Statements Bristow and Era caution that statements in this presentation which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements about anticipated or expected revenues, EBITDA run rates, cost savings and synergies, best-in-class operations, opportunities to capture additional benefit from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de- lever and potential shareholder return. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow's and Era's annual and quarterly filings with the Securities and Exchange Commission, including Era's annual report on Form 10-K for the year ended December 31, 2018, and Bristow's annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This presentation reflects the views of Bristow's management and Era's management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement. The anticipated financial results discussed in this presentation are based on Era management's preliminary, unaudited analysis of financial results for the period and year ended December 31, 2019 and st Bristow management’s preliminary, unaudited analysis of financial results for the period and quarter ended December 31, 2019. (Bristow’s fiscal year ends on March 31 .) As of the date of this presentation, neither Era nor Bristow has completed its financial statement reporting process for the period ended December 31, 2019, and neither Era's nor Bristow’s independent registered accounting firm has audited or reviewed the preliminary financial data discussed in this presentation. During the course of Era's and Bristow’s quarter-end closing procedures and review process, Era and Bristow may identify items that would require them to make adjustments, which may be material to the information presented above. As a result, the estimates above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to preliminary operating results. Era expects to report complete fourth quarter and full year 2019 financial results during March 2020. This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era Group Inc. by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow Group Inc. by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com. Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. 1

Non-GAAP Financial Measures In this presentation, Era includes EBITDA (“Era EBITDA”) and Adjusted EBITDA (“Era Adjusted EBITDA”) as supplemental measures of Era’s operating performance. EBITDA is defined as Earnings before Interest (includes interest income and interest expense), Taxes, Depreciation and Amortization. Adjusted EBITDA is defined as EBITDA further adjusted for special items that occurred during the reporting period. Neither EBITDA nor Adjusted EBITDA is a recognized term under generally accepted accounting principles in the U.S. (“GAAP”). Accordingly, they should not be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for discretionary use, as they do not take into account certain cash requirements, such as debt service requirements. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, nor as a substitute for analysis of Era’s results as reported under GAAP. Because the definitions of EBITDA and Adjusted EBITDA (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies. Era also presents net debt, which is a non-GAAP measure, defined as total principal balance on borrowings less cash and cash equivalents, including escrow balances. Each of these non-GAAP measures has limitations and therefore should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. A reconciliation of EBITDA, Adjusted EBITDA and net debt is included in this presentation. Era Free Cash Flow (“Era Free Cash Flow”) represents Era’s net cash provided by operating activities plus proceeds from disposition of property and equipment, less expenditures related to purchases of property and equipment. Era Adjusted Free Cash Flow (“Era Adjusted Free Cash Flow”) is Free Cash Flow adjusted to exclude professional services fees paid in respect of litigation settled in the third quarter of 2018 and the proceeds on settlement of that litigation. Era’s management believes that the use of Adjusted Free Cash Flow is meaningful as it measures Era’s ability to generate cash from its business after excluding cash payments for special items. Era’s management uses this information as an analytical indicator to assess Era’s liquidity and performance. However, investors should note numerous methods may exist for calculating a company's free cash flow. As a result, the method used by management to calculate Adjusted Free Cash Flow may differ from the methods used by other companies to calculate their free cash flow. In this presentation, Bristow includes adjusted EBITDA (“Bristow Adjusted EBITDA”) as a supplemental measure of operating performance, providing relevant and useful information which is widely used by analysts, investors and competitors in our industry as well as by Bristow’s management in assessing both consolidated and regional performance. Bristow Adjusted EBITDA provides Bristow with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Bristow Adjusted EBITDA should not be considered a measure of discretionary cash available to Bristow for investing in the growth of their business. Bristow Adjusted EBITDA is not calculated or presented in accordance with GAAP and other companies in the industry may calculate these measures differently than Bristow does. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these measures in isolation, or as a substitute for analysis of Bristow’s results as reported under GAAP. In calculating this financial measure, Bristow makes certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating this financial measure, you should be aware that in the future Bristow may incur expenses similar to those eliminated in this presentation. Presentation of Bristow Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or special items. Some of the additional limitations of Era Adjusted EBITDA and Bristow Adjusted EBITDA are: • Does not reflect current or future cash requirements for capital expenditures; • Does not reflect changes in, or cash requirements for, working capital needs; • Does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on debts; and • Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and neither Era Adjusted EBITDA nor Bristow Adjusted EBITDA reflect any cash requirements for such replacements. 2Non-GAAP Financial Measures In this presentation, Era includes EBITDA (“Era EBITDA”) and Adjusted EBITDA (“Era Adjusted EBITDA”) as supplemental measures of Era’s operating performance. EBITDA is defined as Earnings before Interest (includes interest income and interest expense), Taxes, Depreciation and Amortization. Adjusted EBITDA is defined as EBITDA further adjusted for special items that occurred during the reporting period. Neither EBITDA nor Adjusted EBITDA is a recognized term under generally accepted accounting principles in the U.S. (“GAAP”). Accordingly, they should not be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for discretionary use, as they do not take into account certain cash requirements, such as debt service requirements. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, nor as a substitute for analysis of Era’s results as reported under GAAP. Because the definitions of EBITDA and Adjusted EBITDA (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies. Era also presents net debt, which is a non-GAAP measure, defined as total principal balance on borrowings less cash and cash equivalents, including escrow balances. Each of these non-GAAP measures has limitations and therefore should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. A reconciliation of EBITDA, Adjusted EBITDA and net debt is included in this presentation. Era Free Cash Flow (“Era Free Cash Flow”) represents Era’s net cash provided by operating activities plus proceeds from disposition of property and equipment, less expenditures related to purchases of property and equipment. Era Adjusted Free Cash Flow (“Era Adjusted Free Cash Flow”) is Free Cash Flow adjusted to exclude professional services fees paid in respect of litigation settled in the third quarter of 2018 and the proceeds on settlement of that litigation. Era’s management believes that the use of Adjusted Free Cash Flow is meaningful as it measures Era’s ability to generate cash from its business after excluding cash payments for special items. Era’s management uses this information as an analytical indicator to assess Era’s liquidity and performance. However, investors should note numerous methods may exist for calculating a company's free cash flow. As a result, the method used by management to calculate Adjusted Free Cash Flow may differ from the methods used by other companies to calculate their free cash flow. In this presentation, Bristow includes adjusted EBITDA (“Bristow Adjusted EBITDA”) as a supplemental measure of operating performance, providing relevant and useful information which is widely used by analysts, investors and competitors in our industry as well as by Bristow’s management in assessing both consolidated and regional performance. Bristow Adjusted EBITDA provides Bristow with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Bristow Adjusted EBITDA should not be considered a measure of discretionary cash available to Bristow for investing in the growth of their business. Bristow Adjusted EBITDA is not calculated or presented in accordance with GAAP and other companies in the industry may calculate these measures differently than Bristow does. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these measures in isolation, or as a substitute for analysis of Bristow’s results as reported under GAAP. In calculating this financial measure, Bristow makes certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating this financial measure, you should be aware that in the future Bristow may incur expenses similar to those eliminated in this presentation. Presentation of Bristow Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or special items. Some of the additional limitations of Era Adjusted EBITDA and Bristow Adjusted EBITDA are: • Does not reflect current or future cash requirements for capital expenditures; • Does not reflect changes in, or cash requirements for, working capital needs; • Does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on debts; and • Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and neither Era Adjusted EBITDA nor Bristow Adjusted EBITDA reflect any cash requirements for such replacements. 2

Combination Strengthens Global Leadership Position

Revenue
~$1.5bn run-rate

Adj. EBITDA
~$240mm run-rate

Synergies
~$35mm run-rate

Robust FCF[(2)]
~$140mm run-rate

Combined Adj. EBITDA and Synergies[(1)]


~$40mm
~$165mm
~$35mm
~$240mm
Era
Bristow
Synergies
Pro Forma Combined

(1) Reflects projected post-closing run-rate Adjusted EBITDA.
(2) Free cash flow defined as cash flow from operating activities (net of interest) less capital expenditures.

3

Strategic and Financial Rationale § Strong cultural alignment with uncompromising commitment to safety 1 1 § Global leader in offshore helicopter operations with significant presence in key 2 2 regions, supplemented by stable government services revenue stream § Complementary fleet mix allows combined company to optimally service customers 3 3 § Enhanced customer and end-market diversification 4 4 § Significant, sustainable cost savings achieved through Bristow’s chapter 11 restructuring 5 5 process and portfolio optimization § Substantial and highly achievable cost synergies identified 6 6 § Strong balance sheet with robust free cash flow profile 7 7 § Led by industry veterans with proven track record of capital discipline, protecting stakeholder 8 8 value and generating free cash flow through industry cycles § Combination benefits all stakeholders 9 9 4Strategic and Financial Rationale § Strong cultural alignment with uncompromising commitment to safety 1 1 § Global leader in offshore helicopter operations with significant presence in key 2 2 regions, supplemented by stable government services revenue stream § Complementary fleet mix allows combined company to optimally service customers 3 3 § Enhanced customer and end-market diversification 4 4 § Significant, sustainable cost savings achieved through Bristow’s chapter 11 restructuring 5 5 process and portfolio optimization § Substantial and highly achievable cost synergies identified 6 6 § Strong balance sheet with robust free cash flow profile 7 7 § Led by industry veterans with proven track record of capital discipline, protecting stakeholder 8 8 value and generating free cash flow through industry cycles § Combination benefits all stakeholders 9 9 4

Global Leader with Significant Presence in Key Regions

Revenue by Region



LatAm and Caribbean 5%
Asia Pacific 9%
Africa 12%
Europe 47%
North America 27%

Attractive and Complementary Geographic Footprints



Trinidad
Era Headquarters
Era Operating Presence
Era Dry Lease
Bristow Headquarters
Bristow Presence
Era and Bristow Overlapping Presence

Note: Reflects CY2019E metrics, pro forma for Bristow's May 2019 business disposition of Eastern.

5

Complementary Fleet Mix AW189 6% Fixed Wing S92 6% 26% Light Twin 7% Single 303 Engine 16% AW139 20% Other Heavy / Medium 19% 6 Note: Reflects December 2019 fleet count, pro forma for Bristow’s pending sale of 14 H225s.Complementary Fleet Mix AW189 6% Fixed Wing S92 6% 26% Light Twin 7% Single 303 Engine 16% AW139 20% Other Heavy / Medium 19% 6 Note: Reflects December 2019 fleet count, pro forma for Bristow’s pending sale of 14 H225s.

Enhanced Customer and End-Market Diversification

Revenue by End Market[1]



Fixed Wing 5%
Other 2%
Government Services 18%
Oil & Gas 75%

Government Services Revenue

UK SAR and BSEE contracts provide meaningful diversification from oil price volatility

UK SAR Revenue Structure



Flight Hours, 15%
Monthly Standing Charge (MSC), 85%

Attractive mix of oil and gas customers with long-term relationships, and diversified end-market exposure with significant government services revenue

(1) Reflects CY2019E metrics, pro forma for Bristow's May 2019 business disposition of Eastern. Government Services includes UK SAR and BSEE contracts.

7

Bristow’s Restructuring Process and Portfolio Optimization Bristow Post-Closing Projected Run-Rate Adjusted EBITDA ($mm) B C D E A A § Rent Savings B § Divestitures C § FY19A OEM Settlement D § Foreign Exchange Loss E § Other ~$900mm in debt reduction and no future aircraft capital commitments as a result of the restructuring 8 Note: Reflects Bristow fiscal year ended March 31, 2019.Bristow’s Restructuring Process and Portfolio Optimization Bristow Post-Closing Projected Run-Rate Adjusted EBITDA ($mm) B C D E A A § Rent Savings B § Divestitures C § FY19A OEM Settlement D § Foreign Exchange Loss E § Other ~$900mm in debt reduction and no future aircraft capital commitments as a result of the restructuring 8 Note: Reflects Bristow fiscal year ended March 31, 2019.

Substantial and Highly Achievable Cost Synergies

G&A Savings

+

Fleet Cost Savings

+

Other OpEx Savings

=

~$35 Million Annual Run-Rate Savings

- ✓ Elimination of redundant corporate expenses
- ✓ Realization of operational efficiencies in the U.S. Gulf of Mexico
- ✓ Optimization of aircraft maintenance programs and fleet utilization
- ✓ Synergies expected to be realized in ~12 to 24 months



Era Headquarters
Era Base
Bristow Headquarters
Bristow Base
Mobile, AL
Lake Charles, LA
New Iberia, LA
New Orleans, LA
Johnson Bayou, LA
Abbeville, LA
Schriever, LA
Houston, TX
Houma, LA
Galliano, LA
Galveston, TX
Galliano (SAR), LA
Bay City, TX
Lake Jackson, TX
Fourchon, LA
Venice, LA

9

Strong Balance Sheet with Robust Free Cash Flow Profile PF Adj. EBITDA ($mm) PF Adj. EBITDA Margin (%) ~16% ~$240 ~11% ~$165 2019E Run-Rate 2019E Run-Rate (2) (1) PF Net Leverage PF FCF and FCF Yield Target Net Leverage: (2) ~2.0x – 3.0x (1) ~2.5x ~2.0x 2019E Run-Rate Notes: Implied FCF yield based on Era stock price on February 17, 2020, and calculated as PF FCF divided by implied pro forma market capitalization. Run-rate reflects synergies of $35mm. (1) Reflects 2019E combined Adjusted EBITDA including run-rate synergies of $35mm. Estimated combined debt and cash balances as of 12/31/19, before transaction impacts. 10 (2) Free cash flow is a non-GAAP financial measure and is defined as cash flow from operating activities (net of interest) less capital expenditures.Strong Balance Sheet with Robust Free Cash Flow Profile PF Adj. EBITDA ($mm) PF Adj. EBITDA Margin (%) ~16% ~$240 ~11% ~$165 2019E Run-Rate 2019E Run-Rate (2) (1) PF Net Leverage PF FCF and FCF Yield Target Net Leverage: (2) ~2.0x – 3.0x (1) ~2.5x ~2.0x 2019E Run-Rate Notes: Implied FCF yield based on Era stock price on February 17, 2020, and calculated as PF FCF divided by implied pro forma market capitalization. Run-rate reflects synergies of $35mm. (1) Reflects 2019E combined Adjusted EBITDA including run-rate synergies of $35mm. Estimated combined debt and cash balances as of 12/31/19, before transaction impacts. 10 (2) Free cash flow is a non-GAAP financial measure and is defined as cash flow from operating activities (net of interest) less capital expenditures.

Benefits to All Stakeholders • Both companies share an uncompromising commitment to deliver safe and reliable operations • Enhanced fleet options and flexibility facilitated by larger, global, and more diverse fleet mix Customers Customers • Combined company will have financial means to continue to fund investments to advance technology and safety and to meet customers’ evolving needs • Enhanced size and operational efficiencies will benefit customers • Strong cultural alignment with safety as #1 core value • Increased professional development Employ opportuni ees ties at larger, more diverse organization Employees • Enhanced employer financial stability • Value accretive, all stock transaction allows all shareholders to participate in upside from combination, including substantial value creation from synergies Shareholders Shareholders • Increased size and end-market diversification enhances stability of revenue and cash flow • Committed to driving long-term value through positive free cash flow and capital discipline • Stronger pro forma balance sheet • Enhanced free cash flow profile and significant asset coverage Lenders Lenders • Improved credit rating and enhanced credit metrics expected for the combined company 11Benefits to All Stakeholders • Both companies share an uncompromising commitment to deliver safe and reliable operations • Enhanced fleet options and flexibility facilitated by larger, global, and more diverse fleet mix Customers Customers • Combined company will have financial means to continue to fund investments to advance technology and safety and to meet customers’ evolving needs • Enhanced size and operational efficiencies will benefit customers • Strong cultural alignment with safety as #1 core value • Increased professional development Employ opportuni ees ties at larger, more diverse organization Employees • Enhanced employer financial stability • Value accretive, all stock transaction allows all shareholders to participate in upside from combination, including substantial value creation from synergies Shareholders Shareholders • Increased size and end-market diversification enhances stability of revenue and cash flow • Committed to driving long-term value through positive free cash flow and capital discipline • Stronger pro forma balance sheet • Enhanced free cash flow profile and significant asset coverage Lenders Lenders • Improved credit rating and enhanced credit metrics expected for the combined company 11

Reconciliation of Historical Financials Used in Presentation Bristow Adjusted EBITDA Reconciliation Fiscal Year Ended Bristow Special Items Detail Fiscal Year Ended ($ thousands) March 31, 2019 ($ thousands) March 31, 2019 Net loss $ (336,138) Loss on impairment $ 117,220 Loss on disposal of assets 27,843 Transaction cost 32,800 Special items 162,894 Organizational restructuring costs 11,897 Depreciation and amortization 124,899 CEO retirement cost 977 Interest expense 113,500 Total Special Items $ 162,894 Provision (benefit) for income taxes (161) Adjusted EBITDA $ 92,837 12Reconciliation of Historical Financials Used in Presentation Bristow Adjusted EBITDA Reconciliation Fiscal Year Ended Bristow Special Items Detail Fiscal Year Ended ($ thousands) March 31, 2019 ($ thousands) March 31, 2019 Net loss $ (336,138) Loss on impairment $ 117,220 Loss on disposal of assets 27,843 Transaction cost 32,800 Special items 162,894 Organizational restructuring costs 11,897 Depreciation and amortization 124,899 CEO retirement cost 977 Interest expense 113,500 Total Special Items $ 162,894 Provision (benefit) for income taxes (161) Adjusted EBITDA $ 92,837 12